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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Chromcraft Revington, Inc.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)

                                   171117-10-4
                         ------------------------------
                                 (CUSIP Number)

                                       N/A
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 171117-10-4

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Chromcraft Revington Employee Stock Ownership Plan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Not applicable

NUMBER OF             5    SOLE VOTING POWER

SHARES                     1,738,544

BENEFICIALLY
                      6    SHARED VOTING POWER
OWNED BY
                           244,220
EACH

REPORTING             7    SOLE DISPOSITIVE POWER

PERSON                     -0-

WITH:
                      8    SHARED DISPOSITIVE POWER

                           1,982,764

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,982,764

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      32.3% (1)

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      EP

(1) Based upon 6,147,276 shares of common stock, $.01 par value per share, of Chromcraft Revington, Inc. outstanding as of the close of business on December 31, 2005 and computed in accordance with Rule 13d-3(d)(1).

                                       2
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CUSIP NO. 171117-10-4

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Bankers Trust Services, Inc., not in its corporate capacity but solely in its capacity as trustee of the Chromcraft Revington Employee Stock Ownership Plan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Illinois

NUMBER OF             5    SOLE VOTING POWER

SHARES                     1,738,544

BENEFICIALLY
                      6    SHARED VOTING POWER
OWNED BY
                           244,220
EACH

REPORTING             7    SOLE DISPOSITIVE POWER

PERSON                     -0-

WITH:
                      8    SHARED DISPOSITIVE POWER

                           1,982,764

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,982,764

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)        [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      32.3% (2)

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      BK

(2) Based upon 6,147,276 shares of common stock, $.01 par value per share, of Chromcraft Revington, Inc. outstanding as of the close of business on December 31, 2005 and computed in accordance with Rule 13d-3(d)(1).

                                       3
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ITEM 1.

(a)      Name of Issuer: Chromcraft Revington, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices: 1100 North Washington Street, Delphi, Indiana 46923

ITEM 2.

(a)      Name of Person Filing:

         Chromcraft Revington Employee Stock Ownership Plan (the "ESOP")

         First Bankers Trust Services, Inc., not in its corporate capacity but solely as trustee of the ESOP trust (the "Trustee")

(b)      Address of Principal Business Office or, if none, Residence:

         The business address of the ESOP is 1100 North Washington Street, Delphi, Indiana 46923

         The business address of the Trustee is 2321 Kochs Lane, P.O. Box 4005, Quincy, Illinois 62305-4005

(c)      Citizenship:

         The Trustee is a trust company organized under the laws of the State of Illinois

(d)      Title of Class of Securities:

         Common Stock, $.01 par value (the "Common Stock")

(e)      CUSIP Number:

         171117-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         The ESOP is an employee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F)

         The Trustee is a bank as defined in Section 3(a)(6) of Securities Exchange Act of 1934

ITEM 4.  OWNERSHIP

         The following information relates to the ESOP's ownership of Common Stock as of December 31, 2005:

         (a)   Amount beneficially owned:

               1,982,764

         (b)   Percent of class:

               32.3% (calculated using the same assumptions as set forth in footnote 1)

         (c)   Number of shares as to which the ESOP has:

               (i)   Sole power to vote or to direct the vote: 1,738,544

               (ii)  Shared power to vote or to direct the vote: 244,220

               (iii) Sole power to dispose or to direct the disposition: -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     1,982,764

                                       4
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         All of the shares reported as beneficially owned in this Amendment No. 4 to Schedule 13G are held by the Trustee for the benefit of the participants of the ESOP. To the knowledge of the Trustee, no participant of the ESOP has a beneficial interest by virtue of shares allocated to any participant's plan account in more than five percent of the Common Stock.

         Subject to the terms and conditions of the ESOP, participants in the ESOP have the right to direct the Trustee in the voting of Common Stock allocated to their respective plan accounts on all matters required to be submitted to a vote of the stockholders of the Issuer. Subject to the terms and conditions of the ESOP and unless its fiduciary duties require otherwise, the Trustee will vote (a) the shares allocated to participants' accounts under the ESOP in accordance with the instructions received in a timely manner from participants, and (b) the shares that have not been allocated to participants' accounts in accordance with the directions of the Benefit Plans Administrative Committee of the Company (the "Benefits Committee"). Any shares allocated to a participant's account for which the Trustee has not received voting instructions in a timely manner will be voted by the Trustee in accordance with the directions of the Benefits Committee.

         Subject to the terms and conditions of the ESOP and the ESOP trust, participants of the ESOP are entitled to receive dividends on, and the proceeds from the sale of, shares of Common Stock held by the ESOP.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         By signing below the Trustee certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

                                      * * *

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

                           CHROMCRAFT REVINGTON EMPLOYEE STOCK OWNERSHIP PLAN

                           By: FIRST BANKERS TRUST SERVICES, INC., not in
                           its corporate capacity but solely as the Trustee of the ESOP

                           By: /s/ Kjersti Cory
                               -------------------------------------------
                                     Kjersti Cory, Trust Officer

                           FIRST BANKERS TRUST SERVICES, INC., not in its corporate capacity but solely as the Trustee of the ESOP

                           By:  /s/ Kjersti Cory
                                -------------------------------------------
                                       Kjersti Cory, Trust Officer

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